## Contact

www.linkedin.com/in/
edwardjwhiteiii (LinkedIn)
ejwhite.me (Personal)

## Top Skills

Financial Accounting
Financial Analysis
Newsletters

## Languages

Spanish (Limited Working)
English (Native or Bilingual)

## Certifications

Marketo Certified Associate

## Honors-Awards

Maryland Entrepreneur Expo 2013 -
Expert Speaker
National Finalist - 2012 KPMG
International Case Competition
(KICC)
Power 100 of 2016: #40 - Javazen
MUSE Awards Gold Winner

## Publications

Top-10 Pharmacy Software for
Successful Independent Pharmacies
Customer Journey Optimization: The
Insider's Guide
Emirati cinema shines at Dubai
International Film Festival
6 Ways to Bring Mindfulness to your
Coffee Routine in 2017
Business Process Mapping 101 for
Marketers: The Ultimate Guide

# EJ W.

growth @ beehiiv // the newsletter platform built for growth //
transforming indie creators and publishers into tomorrow's top media
brands // DBA Alum, Y2
Halethorpe, Maryland, United States

## Summary

Experienced performance marketer and business strategist with a
track record of scaling digital + consumer product brands (SaaS,
eComm, D2C, B2C) from $0 - $2M+ ARR.

Skills:
— Brand Strategy
— Demand Generation
— Product Management
— Product Marketing
— Digital Marketing
— Marketing Operations
— Content Marketing
— Conversion Rate Optimization (CRO)
— Data Analytics
— Direct-Buy Media Placement
— Email Marketing & Marketing Automation
— Marketing Operations
— Paid Social Advertising
— Newsletter Sponsorship
— Revenue Optimization
— Search Engine Marketing (SEM)
— Search Engine Optimization (SEO)

Tools in the Toolbox:
- Amazon Web Services
- BigQuery
- Bing Webmaster Tools
- Databox
- Facebook Ads / Facebook Business Manager
- FullStory
- Google Ads
- Google Analytics

- Google Display Network (GDN)
- Google My Business
- Google Optimize
- Google Search Console
- Google Tag Manager
- Looker Studio
- Hotjar
- Hubspot
- Klaviyo
- Marketo
- Mailchimp
- Metabase
- Microsoft Advertising
- Microsoft Clarity
- Pinterest Ads
- Privy
- Quora Ads
- Reddit Ads
- SalesForce CRM
- Segment
- SEMRush
- Snapchat Ads
- SpyFu
- TikTok Ads
- Twitter Ads
and more...

―――――

# Experience

beehiiv
Senior Growth Manager
February 2022 - Present (1 year 3 months)
New York, New York, United States

beehiiv is a newsletter platform built by newsletter people. We provide creators with the best tools in email to scale, reach a larger audience, and make more money.

In less than 14 months:
• Grew ARR from $44k to $2M+

• Expanded userbase from 1.7k to 50k+

reef
Advisor
April 2020 - Present (3 years 1 month)
Baltimore, Maryland, United States

Ready Set Rocket
Senior Strategist
March 2021 - February 2022 (1 year)
New York, New York, United States

Knowledge to Practice (K2P)
Director of Digital Marketing
October 2019 - February 2021 (1 year 5 months)
Bethesda, Maryland, United States

Led digital acquisition efforts utilizing best-practice email marketing, search engine marketing, paid and organic social media marketing, conversion rate optimization, analytics, SEO, and PR activities.

WebMechanix
1 year 9 months

Account Manager
January 2019 - October 2019 (10 months)
Columbia, Maryland, United States

• Wrote internal client relationship management processes as part of an organizational change management initiative that achieved client retention, utilization, and client performance objectives.

• Identified inefficiencies in client goal-setting and reporting processes that precipitated organization-wide migration to the "OKR" framework resulting in attainment of aggressive revenue, user acquisition, and cost-reduction goals.

• Led more than a dozen complex digital project engagements from deal-close to upsell and/or offboarding I met or exceeded client sentiment, technical requirements, regulatory compliance, performance objectives, and agency profitability.

Digital Strategist

February 2018 - December 2018 (11 months)
Columbia, Maryland, United States

• Specialized in behavior-based email marketing campaigns achieving open rates up to 81%, click-through rates up to 35%, and order rates up to 10%.

• Implemented user personalization using various tools like Klaviyo, Privy to leverage cross-platform marketing automation for hyper-relevant customer experiences leading to up to purchase conversion rates up to 7.8x the site average.

• Refined analytics skills through the advanced implementation of Google Analytics and Quantcast to measure impact using, unified session tracking for cross-device data clarity, event/destination-based goal tracking, and custom report and dashboard building

BulkWhiz
Ecommerce Manager
September 2017 - February 2018 (6 months)
Dubai, United Arab Emirates

• Designed and executed a 360-degree D2C digital marketing strategy (email, content, paid social, organic social, SEM, and affiliate marketing). Drove monthly-on-month user growth of 104.36%, 61.73% top-line revenue growth, 77.31% reduction in cost-per-acquisition, and a 31% increase in average order size.

• Developed tactical digital marketing campaigns. Collaborated extensively with the offshore development team, design team, and management stakeholders to deliver marketing and promotional media to targeted segments.

Javazen
Marketing Manager
June 2016 - September 2017 (1 year 4 months)
College Park, Maryland, United States

• Designed and executed an omnichannel D2C digital marketing strategy that built the brand from dorm-room concept to hundreds of grocery stores across the United States. Executed successful "guerilla marketing" product launches that sustained 400%+ month-on-month increases in in-store and online sales.

• Led branding and conversion rate optimization projects that contributed to a 45% increase in traffic and increased conversion rate 2136% from 0.11% to 2.46%.

Falcon and Associates
Associate Consultant
August 2015 - June 2016 (11 months)
Dubai, United Arab Emirates

• Completed, with distinction, year-long consulting fellowship with the Ruler of Dubai's economic development entity.

• Received coaching and training from McKinsey, Booz, and PwC (Strategy&) mentors while completing four months of MBA-level coursework via European business school ESMT.

Major Consulting Projects:
• Developed comprehensive, 5-year growth strategy for the largest tech incubator in MENA (DTEC) and delivered recommendations to the DSOA Freezone executive board.

• Designed executive succession planning and talent development strategy for Jumeirah Group (>$1B hospitality management firm) for use in the firms first transition of corporate leadership

_____

# Education

University of Maryland - Robert H. Smith School of Business
Bachelor's degrees, Accounting and Finance · (2011 - 2015)

University of Maryland - A. James Clark School of Engineering
Minor, Technology Entrepreneurship · (2013 - 2015)

Westminster High School
High School Diploma  · (2007 - 2011)